Pembina Pipeline Corporation Announces Commencement of Consent and Proxy Solicitation Process for 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1
CALGARY, ALBERTA, June 30, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has commenced a solicitation of written consents (the "Consent Solicitation") and proxies (the "Proxy Solicitation" and, together with the Consent Solicitation, the "Solicitation") from holders (the "Series 1 Noteholders") of Pembina's 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1 due January 25, 2081 (the "Series 1 Notes"). In connection with the Proxy Solicitation, Pembina has called a meeting of Series 1 Noteholders (the "Meeting") to be held at 12:15 p.m. (Calgary time) on July 28, 2025 at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 855 –2nd Street S.W., Calgary, Alberta, if the Consent Solicitation fails to obtain the required approval of the Series 1 Noteholders.
The purpose of the Solicitation is to seek approval from the Series 1 Noteholders, by way of an extraordinary resolution (the "Extraordinary Resolution"), of certain proposed amendments (the "Proposed Amendments") to the indenture dated January 25, 2021 (the "Series 1 Note Indenture") governing the Series 1 Notes, which Proposed Amendments will provide for, among other things:
•the addition of an exchange right (the "Exchange Right") in favour of the Series 1 Noteholders, pursuant to which each Series 1 Noteholder will be entitled to exchange all Series 1 Notes held by such holder for an equal principal amount of a new series of subordinated notes of Pembina (the "Series 3 Notes"); and
•the addition of an automatic exchange provision in respect of the Series 1 Notes, pursuant to which, if holders of not less than 66 2/3% of the outstanding aggregate principal amount of the Series 1 Notes have exercised the Exchange Right, then any Series 1 Notes which are outstanding following the effective time of the implementation of the Proposed Amendments and for which a holder of Series 1 Notes has not exercised its Exchange Right shall be automatically exchanged for Series 3 Notes (the "Automatic Exchange").
Additionally, pursuant to the terms of the Solicitation, Series 1 Noteholders who consent to the Proposed Amendments (whether by written consent or by voting in favour of the Extraordinary Resolution at the Meeting) will also thereby have consented to the exercise of the Exchange Right, subject to the implementation of the Proposed Amendments.
If the Proposed Amendments are implemented, those Series 1 Noteholders that did not consent to the Proposed Amendments (whether by written consent or by voting in favour of the Extraordinary Resolution at the Meeting) and thereby did not exercise their Exchange Right may realize a capital gain or capital loss for Canadian income tax purposes on the Automatic Exchange.
Details in respect of the Proposed Amendments, including certain Canadian federal income tax considerations, are more fully described in the consent and proxy solicitation statement of Pembina dated June 30, 2025 (the "Consent and Proxy Solicitation Statement"). A copy of the Consent and Proxy Solicitation Statement will be filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Description of the Series 3 Notes
The Series 3 Notes will be issued as a series of subordinated debt securities of Pembina under the indenture dated June 6, 2025 between the Company, as issuer, and Computershare Trust Company of Canada, as trustee. The Series 3 Notes will have substantially the same economic terms (including interest rate, interest payment dates, interest reset dates, maturity date and redemption provisions) as the Series 1 Notes, but will not provide for an entitlement to delivery of preferred shares upon the occurrence of certain bankruptcy and related events. The absence of provisions for delivery of preferred shares upon the occurrence of certain bankruptcy and related events in the Series 3 Notes will ensure that the holders of Series 3 Notes will rank equally in right of payment with the holders of the outstanding 5.95% Fixed-to-Fixed Rate Subordinated Notes, Series 2 of the Company due June 6, 2055, including upon the occurrence of certain bankruptcy and related events.
Overview of the Solicitation
The Proposed Amendments are being sought pursuant to the terms of the Series 1 Note Indenture. Pursuant to the Series 1 Note Indenture, to be passed, the Extraordinary Resolution must be approved: (a) by the written consent of the registered holders of not less than 66 2/3% of the aggregate principal amount of outstanding Series 1 Notes pursuant to the Consent Solicitation; or (b) by the affirmative vote of the registered holders of not less than 66 2/3% of the principal amount of outstanding Series 1 Notes represented and voting on a poll at the Meeting.
Accordingly, if the Company fails to obtain the required approval of the Series 1 Noteholders pursuant to the Consent Solicitation, Pembina intends to hold the Meeting to consider and, if deemed advisable, pass the Extraordinary Resolution. The Meeting, if required, will be held at 12:15 p.m. (Calgary time) on July 28, 2025 at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 855 –2nd Street S.W., Calgary, Alberta, unless adjourned or postponed.
The deadline for the submission of written consents by Series 1 Noteholders is no later than 5:00 p.m. (Calgary time) on July 22, 2025, unless such deadline is extended. The deadline for the submission of proxies for the Meeting, if required, is no later than 12:15 p.m. (Calgary time) on July 24, 2025, unless such deadline is extended or the Meeting is adjourned or postponed. Brokers, dealers or other intermediaries may set deadlines for the return of written consents and proxies from beneficial holders of Series 1 Notes that are in advance of such deadlines.
Series 1 Noteholders are urged to read and carefully consider the information contained in the Consent and Proxy Solicitation Statement for the detailed terms of the Solicitation and the procedures for consenting to the Proposed Amendments and exercising the Exchange Right.
The implementation of the Proposed Amendments is subject to a number of conditions, including the receipt of the required approval of the Series 1 Noteholders with respect to the Extraordinary Resolution (whether by written consent or by voting in favour of the Extraordinary Resolution at the Meeting) and holders of not less than 66 2/3% of the aggregate principal amount of outstanding Series 1 Notes having exercised the Exchange Right. In addition, Pembina reserves the right, in its sole discretion, to terminate or withdraw the Solicitation for any reason or to amend any of the terms of the Solicitation.
This news release does not constitute an offer to sell or the solicitation of an offer to buy the Series 1 Notes or any other securities in any jurisdiction. The Consent and Proxy Solicitation Statement does not constitute a solicitation of consents or proxies in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. The Series 3 Notes have not been approved or disapproved by any regulatory authority. The Series 3 Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons except in transactions exempt from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.
Copies of the Consent and Proxy Solicitation Statement may be obtained from CIBC Capital Markets, the solicitation agent for the Solicitation. Computershare Investor Services Inc. has been appointed the tabulation agent with respect to the Solicitation.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to: the expected timing and effect of the Proposed Amendments, the exchange of Series 1 Notes for Series 3 Notes and the Automatic Exchange; Pembina's intentions with respect to the implementation of the Proposed Amendments; the creation and issuance of the Series 3 Notes and the terms thereof; the process and terms of the Solicitation and the Proposed Amendments; and the timing, format and conduct of the Meeting.
These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that the required approval of Series 1 Noteholders in respect of the Extraordinary Resolution will be obtained in a timely manner; that the terms and conditions of the Solicitation and the Proposed Amendments will be in the form described in the Consent and Proxy Solicitation Statement; that the exchange of Series 1 Notes for Series 3 Notes and the Automatic Exchange will be completed in the manner consistent with the manner described in the Consent and Proxy Solicitation Statement; the expected impact of the Proposed Amendment and the exchange of Series 1 Notes for Series 3 Notes and Automatic Exchange on the credit ratings in respect of Pembina and its securities; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on May 8, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the required approval of Series 1 Noteholders in respect of the Extraordinary Resolution may not be obtained; the timing of the Meeting, the implementation of the Proposed Amendments and the occurrence of the exchange of Series 1 Notes for Series 3 Notes and the Automatic Exchange may be delayed or may not occur at all; the impacts of a changing risk profile and possible subjection to, or continuation of, a credit rating review, which may result in a downgrade or negative outlook being assigned to Pembina or its securities, including the Series 1 Notes; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com